Via Facsimile and Overnight Mail
January 20, 2011
United States Securities and Exchange Commission
Blaise Rhodes, Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stalar 3, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 File Number: 000-52973
Dear Mr. Rhodes:
We acknowledge receipt of your comment letter dated December 28, 2010 in respect of Stalar 3, Inc’s Form 10-K for the fiscal year ended September 30, 2010 filed on December 17, 2010.
We understand that the purpose of your review is to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
We are asking for an extension of 8 business days for our response, meaning we plan to respond by January 25, 2011 which is within 18 business days from the date of your letter.
Sincerely,
/s/ Andre Van Hoek
Andre Van Hoek
Chief Financial Officer

cc:	Tia Jenkins, Senior Assistant Chief Accountant Brian K. Bhandari, Accounting Branch Chief